July 17, 2014
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kenya Gumbs, Staff Accountant

Re:    Liberty Global plc
    Comments 13 and 14
Form S-4 (File No. 333-197059)

Ladies and Gentlemen:
We hereby electronically file on behalf of Liberty Global plc (“Liberty”), under the Securities Act of 1933, as amended, responses to comments 13 and 14 contained in your letter to Bryan H. Hall, Executive Vice President, Liberty Global plc, dated July 16, 2014 (the “SEC Letter”), regarding Liberty’s Registration Statement on Form S-4 (the "Form S-4"), originally filed June 27, 2014.
For your convenience, each of our responses below is preceded by the Staff’s comment in the SEC Letter being responded to.
Financial Statements, Omitted

13.	Comment: Please tell us why you have not provided updated financial information for Ziggo in accordance with the updating requirements under Rule 3-12 of Regulation S-X.
Response: We advise the Staff that Liberty filed consolidated financial statements of Ziggo on June 4, 2014 under Form 10-K/A pursuant to the requirements of Rule 3-09 of Regulation S-X. As noted in the Form S-4, we began acquiring Ziggo shares in March 2013 and we eventually increased our ownership interest to 28.5% in July 2013, a level of ownership that provided us with significant influence over Ziggo. As we had elected the fair value option to account for our investment in Ziggo, changes in the fair value of our shares in Ziggo were reported in earnings. Pursuant to the guidance provided in Section 2435.2 of the Division of Corporation Finance Financial Reporting Manual (the “FRM”), we determined that we should use the aggregate Ziggo fair value adjustments during 2013 as the numerator in the Rule 3-09 pre-tax income test. Due to the significant increase in the fair value of our investment in Ziggo during 2013, the pre-tax income test of Rule 3-09 was triggered. As a result, we were required to file the separate annual financial statements of

Ziggo, a foreign business as contemplated by Rule 1-02 (l) of Regulation S-X, as a part of our Form 10-K/A on or before June 30, 2014.

Upon entering into our agreement to acquire Ziggo in February 2014, we separately performed the Rule 3-05 significance tests for Ziggo to assess the need to include historical and pro forma information regarding Ziggo in the Form S-4. The outcomes of the asset, investment and pre-tax income significance tests ranged from 8% to 17%, with the pre-tax income test at the high end of the range. As none of these tests exceeded 20%, and after taking into account the guidance included in Section 2200.5 of the FRM, we concluded that historical financial statements of Ziggo and pro forma financial statements of Liberty giving effect to the acquisition of Ziggo were not required to be included in the Form S-4. In this regard, since Ziggo is a non-reporting company and Liberty’s shareholders are not voting on the transaction, we are not otherwise required by the Form S-4 rules to include such historical and pro forma financial information in the Form S-4.
With regard to our approach to calculating significance under Rule 3-05's pre-tax income test, we followed the guidance in Section 2020.3 of the FRM that requires that we calculate significance based on the incremental 71.5% interest in Ziggo that we had agreed to acquire. In this regard, we measured the significance of 71.5% of Ziggo’s US GAAP pre-tax income for the year ended December 31, 2013 relative to the pre-tax income attributable to Liberty shareholders that was derived from our pro forma statement of operations for the year ended December 31, 2013, as filed on March 13, 2014 under Form 8-K. This pro forma statement of operations, which gave pro forma effect to our June 7, 2013 acquisition of Virgin Media Inc., was required to be filed in connection with a registration statement on Form S-3 that we filed on March 14, 2014. The registration statement on Form S-3 was filed to satisfy contractual requirements to register shares issued in connection with our acquisition of noncontrolling interests in our primary Chilean subsidiaries. As noted in Section 2025.3 of the FRM, the use of pro forma amounts for Rule 3-05 significance tests is permitted with respect to completed acquisitions for which historical and pro forma financial statements have previously been filed pursuant to the requirements of Rule 3-05 of Regulation S-X.

The details of the calculation are as follows (amounts in millions, except percentages):

Numerator

Ziggo 2013 US GAAP pre-tax income	$256.0
Multiply by: proportionate interest acquired	71.5%

Numerator (A)	$183.0

Denominator

Liberty 2013 pro-forma pre-tax loss (absolute value)	$973.8
Adjustment for noncontrolling interests’ share of pre-tax results	89.6

Denominator (B)	$1,063.4

Significance (A)/(B)	17.2%

14.
Comment: Also tell us your basis for not including pro forma financial information related to the proposed acquisition. It appears that your pro forma information should give effect to the range of possible results based on acceptance level, pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response: As noted in our response to the previous comment, we were not required to include pro forma financial information in the Form S-4 due to the fact that the significance tests outlined in Rule 3-05 were not triggered and the fact that we were not otherwise required by the Form S-4 rules to include such pro forma information.

*    *    *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 303-220-6690 or Brian Zook at 303-220-6632.
Very truly yours,

/s/ Leo Stegman
Leo Stegman
Managing Director, Accounting and Reporting

cc: SEC
Larry Spirgel
Robert Littlepage
Christina Chalk
Emily Drazan

Liberty Global plc
Bernie Dvorak
Bryan Hall
    John Winter

Baker Botts LLP
Robert Murray

KPMG LLP
Jason Waldron

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